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Fact Sheet

Consolidated Financial Data - First Quarter, Fiscal 2020

41.9% YoY	12.4% YoY	2.8% QoQ	20.5%	$2.7 bn
Digital CC growth	CC growth	CC growth	Operating margin	Large deal signings

Revenue Growth- Q1 20

	Reported	CC
QoQ growth (%)	2.3	2.8
YoY growth (%)	10.6	12.4

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018	Reported	CC
Digital	1,119	1,035	803	39.3	41.9
Core	2,012	2,025	2,028	(0.8)	0.6
Total	**3,131**	**3,060**	**2,831**	**10.6**	**12.4**
Digital Revenue as % of Total Revenue	*35.7*	*33.8*	*28.4*		

Refer Note 2.16 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018	Reported	CC
Financial services	31.4	31.6	31.8	9.5	11.3
Retail	15.8	15.9	16.6	5.2	6.9
Communication	13.8	13.5	12.7	19.9	22.6
Energy, Utilities, Resources & Services	13.0	12.7	12.4	15.8	17.7
Manufacturing	9.6	10.0	9.6	10.9	12.8
Hi Tech	7.7	7.7	7.4	14.5	14.6
Life Sciences	6.1	6.0	6.6	3.3	4.3
Others	2.6	2.6	2.9	(4.0)	(1.1)
Total	**100.0**	**100.0**	**100.0**	**10.6**	**12.4**

Refer Note 2.15 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018	Reported	CC
North America	61.6	61.2	60.0	13.5	13.5
Europe	23.6	24.0	24.3	7.2	11.4
Rest of the world	12.5	12.5	13.1	5.9	11.0
India	2.3	2.3	2.6	(1.1)	1.2
Total	**100.0**	**100.0**	**100.0**	**10.6**	**12.4**

Client Data

	Quarter ended		
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018
Number of Clients			
Active	1,336	1,279	1,214
Added during the period (gross)	112	101	70
Number of million dollar clients*			
1 Million dollar +	680	662	627
10 Million dollar +	228	222	200
50 Million dollar +	59	60	56
100 Million dollar +	27	25	24
Client contribution to revenues			
Top client	3.2%	3.3%	3.7%
Top 10 clients	20.0%	19.7%	19.2%
Top 25 clients	34.9%	35.0%	34.9%
Repeat business	99.0%	95.2%	99.5%
Days Sales Outstanding	68	66	66

*LTM (Last twelve months) Revenues

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018
Effort			
Onsite	28.7	28.7	28.6
Offshore	71.3	71.3	71.4
Utilization			
Including trainees	80.3	78.9	81.5
Excluding trainees	83.1	82.3	85.7

Revenue per Employee

(In US $ K)

	Quarter ended		
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018
Revenue per Employee - Consolidated	54.1	54.0	54.9

Employee Metrics

(Nos.)

	Quarter ended		
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018
Total employees	2,29,029	2,28,123	2,09,905
S/W professionals	2,15,412	2,14,727	1,97,637
Sales & Support	13,617	13,396	12,268
Attrition % (Annualized Standalone)	21.5%	18.3%	20.6%
Attrition % (Annualized Consolidated)	23.4%	20.4%	23.0%
% of Women Employees	37.0%	36.7%	36.5%

Statement of Comprehensive Income for three months ended,
(As per IFRS)

In US $ million, except per equity share data

Particulars	Jun 30, 2019	Jun 30, 2018	Growth % Q1 20 over Q1 19	Mar 31, 2019	Growth % Q1 20 over Q4 19
Revenues	**3,131**	**2,831**	**10.6**	**3,060**	**2.3**
Cost of sales	2,122	1,819	16.7	2,028	4.6
Gross Profit	**1,009**	**1,012**	**(0.3)**	**1,032**	**(2.2)**
Operating Expenses:					
Selling and marketing expenses	169	149	13.4	174	(2.9)
Administrative expenses	198	193	2.6	200	(1.0)
Total Operating Expenses	**367**	**342**	**7.3**	**374**	**(1.9)**
Operating Profit	**642**	**670**	**(4.2)**	**658**	**(2.3)**
Operating Margin %	***20.5***	***23.7***	***(3.2)***	***21.5***	***(1.0)***
Other Income, net	106	107	(0.9)	94	12.8
Finance cost[(1)]	(6)	-	-	-	-
Reduction in the fair value of Disposal Group held for sale[(2)]	-	(39)	-	-	-
Profit before income taxes	**742**	**738**	**0.5**	**752**	**(1.3)**
Income tax expense[(3)]	196	204	(3.9)	171	14.6
Net Profit	**546**	**534**	**2.2**	**581**	**(6.0)**
Minority Interest	-	-	-	1	-
Net Profit (after minority interest)	**546**	**534**	**2.2**	**580**	**(6.0)**
Basic EPS ($)[(4)]	**0.13**	**0.12**	**3.2**	**0.13**	**(5.0)**
Diluted EPS ($)[(4)]	**0.13**	**0.12**	**3.2**	**0.13**	**(5.0)**

Statement of Comprehensive Income for three months ended,
(As per IFRS)

In ₹ crore, except per equity share data

Particulars	Jun 30, 2019	Jun 30, 2018	Growth % Q1 20 over Q1 19	Mar 31, 2019	Growth % Q1 20 over Q4 19
Revenues	**21,803**	**19,128**	**14.0**	**21,539**	**1.2**
Cost of sales	14,779	12,288	20.3	14,283	3.5
Gross Profit	**7,024**	**6,840**	**2.7**	**7,256**	**(3.2)**
Operating Expenses:					
Selling and marketing expenses	1,174	1,005	16.8	1,226	(4.2)
Administrative expenses	1,379	1,298	6.2	1,412	(2.3)
Total Operating Expenses	**2,553**	**2,303**	**10.9**	**2,638**	**(3.2)**
Operating Profit	**4,471**	**4,537**	**(1.5)**	**4,618**	**(3.2)**
Operating Margin %	***20.5***	***23.7***	***(3.2)***	***21.4***	***(0.9)***
Other Income, net	736	726	1.4	665	10.7
Finance cost[(1)]	(40)	-	-	-	-
Reduction in the fair value of Disposal Group held for sale[(2)]	-	(270)	-	-	-
Profit before income taxes	**5,167**	**4,993**	**3.5**	**5,283**	**(2.2)**
Income tax expense[(3)]	1,365	1,381	(1.2)	1,205	13.3
Net Profit	**3,802**	**3,612**	**5.3**	**4,078**	**(6.8)**
Minority Interest	4	-	-	4	-
Net Profit (after minority interest)	**3,798**	**3,612**	**5.1**	**4,074**	**(6.8)**
Basic EPS (₹)[(4)]	**8.83**	**8.31**	**6.2**	**9.37**	**(5.8)**
Diluted EPS (₹)[(4)]	**8.82**	**8.30**	**6.2**	**9.36**	**(5.8)**

[(1)] On account of adoption of IFRS 16- Leases effective April 1, 2019.
[(2)] Represents a reduction in the fair value amounting $39 million (₹ 270 crore) in respect of Panaya for the three month ended June 30, 2018.
[(3)] Includes $14 million (₹ 94 crore) of reversal of income tax on account of conclusion of Advanced Pricing Agreement (APA) in an overseas jurisdiction during the quarter ended March 31, 2019
[(4)] Adjusted for bonus shares issued during the quarter ended September 30, 2018.